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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-104290

PROSPECTUS SUPPLEMENT	August 18, 2003

(To Prospectus Dated April 25, 2003)

4,000,000 Shares

Philadelphia Suburban Corporation

Common Stock

We are offering 4,000,000 shares of our common stock with this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "PSC." The last reported sale price of our common stock on the New York Stock Exchange on August 18, 2003 was $23.80 per share.

Investing in our common stock involves risk. See "Risk Factors" beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$23.400	$93,600,000

Underwriting discounts and commissions	$ 0.819	$ 3,276,000

Proceeds, before expenses, to us	$22.581	$90,324,000

The underwriters may also purchase from us up to an additional 600,000 shares of our common stock at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about August 21, 2003.

Sole bookrunner
UBS Investment Bank	A.G. Edwards & Sons, Inc.
Thomas Weisel Partners LLC
Janney Montgomery Scott LLC
J.J.B. Hilliard, W.L. Lyons, Inc.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the shares of common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference in the accompanying prospectus is accurate as of any date other than their respective dates. For purposes of this prospectus supplement and the accompanying prospectus, when we refer to "us," "we," "our," "ours," or the "Company," we are describing Philadelphia Suburban Corporation and its direct and indirect subsidiaries, unless the context suggests otherwise.

Prospectus Supplement
About this prospectus supplement	S-1
Prospectus supplement summary	S-2
Use of proceeds	S-7
Price range of common stock and dividends	S-8
Underwriting	S-10
Legal matters	S-12
Prospectus
About this Prospectus	1
Forward Looking Statements	3
Philadelphia Suburban Corporation	5
Risk Factors	6
Use of Proceeds	8
Certain Ratios	8
Description of Capital Stock	9
Description of Depositary Shares	12
Description of Debt Securities	13
Description of Common Stock Purchase Contracts and Common Stock Purchase Units	21
Plan of Distribution	21
Where You Can Find More Information	24
Legal Matters	24
Experts	24

About this prospectus supplement

We provide information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which describes the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information, some of which may not apply to this offering. The accompanying prospectus refers to additional documents we have filed, and may file in the future with the Securities and Exchange Commission, which are incorporated by reference in the accompanying prospectus. For purposes of this offering, references to the accompanying prospectus also refer to the documents incorporated by reference therein, including our Annual Report on Form 10-K for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and our Current Reports on Form 8-K dated January 14, 2003, May 13, 2003 and August 14, 2003, filed with the Securities and Exchange Commission prior to the completion of this offering. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, you should rely on this prospectus supplement.

Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 made based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "anticipates," "plans" or similar expressions.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of the applicable document. Except for our ongoing obligations to disclose material information under the federal securities laws, we may not be obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

Prospectus supplement summary

This summary highlights material information contained elsewhere in this prospectus supplement and contained or incorporated by reference in the accompanying prospectus. Because it is a summary, it may not contain all of the information that may be important to you. Before making an investment decision, you should read carefully this entire prospectus supplement, the accompanying prospectus as well as documents incorporated by reference therein. As you read these documents, you should pay particular attention to the information in "Risk Factors" beginning on page 6 of the accompanying prospectus and included in our Annual Report on Form 10-K for the year ended December 31, 2002. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised.

PHILADELPHIA SUBURBAN CORPORATION

Philadelphia Suburban Corporation is the holding company for regulated utilities providing water or wastewater services to approximately 2.5 million people in 15 states, principally in Pennsylvania, Ohio, Illinois, Texas, New Jersey and Indiana. One of our operating subsidiaries provides water or wastewater services to approximately 1.3 million people in the suburban areas north and west of the City of Philadelphia and in 18 other counties in Pennsylvania. The recently acquired AquaSource water and wastewater operations, described in "Recent Developments," provide services to approximately 400,000 people in 11 states. In addition, we provide water and wastewater services through operating and maintenance contracts with municipal authorities and other parties close to our operating companies' service territories. We are the largest U.S.-based investor-owned water utility based on number of people served.

RECENT DEVELOPMENTS

AquaSource Operating Subsidiaries Acquisition

On July 31, 2003, we completed the acquisition of four operating water and wastewater subsidiaries of AquaSource, Inc. (a subsidiary of DQE, Inc.), including selected, integrated operating and maintenance contracts and related assets, for approximately $195 million in cash. Pursuant to the purchase agreement, the amount paid at closing is subject to an adjustment upon completion of a closing balance sheet and the finalization of other adjustments that may occur over approximately a six-month period. The acquired operations provide water or wastewater services to approximately 400,000 people in 11 states. For the fiscal year ended December 31, 2002, the acquired operations had revenues of approximately $69.5 million. We financed the acquisition with a portion of the proceeds from the issuance of $135 million of unsecured notes due 2023 bearing interest at 4.87% per annum and a $90 million unsecured note due on July 30, 2004.

In May 2003, we announced an agreement for the sale of the acquired regulated and nonregulated operations located in Connecticut and New York to a New England-based water company for an aggregate purchase price of $5 million and the assumption of approximately $0.8 million of debt. The sale of these operations is subject to state regulatory approvals and represents approximately 2% of the acquired operations. Closing of the sale of these operations is expected to occur by early 2004.

Second Quarter 2003 Results

We reported that revenues grew 8.9% in the second quarter of 2003 to $83.4 million, versus $76.6 million for the same period in 2002, in spite of unfavorable weather throughout the quarter in our primary service areas. Revenues in the quarter increased due to rate relief as well as a larger customer base from acquisitions in the various states in which we operate.

We also reported $0.22 in diluted net income per common share for the second quarter of 2003, compared to $0.21 per common share for the same period in 2002—or a 4.8% increase. Corresponding net income increased to $15.2 million, from $14.8 million, for the same quarter in 2002. Second quarter 2002 diluted net income per common share included $0.01 per share from a net gain on the sale of other assets.

Dividend Increase

We have paid dividends for 58 consecutive years. On August 5, 2003, our Board of Directors approved a 7.1% increase in our quarterly cash dividend from $0.14 per share to $0.15 per share. This increase will be effective for our cash dividend payable on December 1, 2003 to shareholders of record on November 14, 2003. This represents an increase in the dividend rate on an annualized basis from $0.56 per share to $0.60 per share effective with the December 1, 2003 dividend payment. The increase in the December 1, 2003 dividend is the thirteenth increase to our dividend payment that the Board has approved in the past 12 years.

Five-for-Four Stock Split

In addition, on August 5, 2003, our Board of Directors approved a five-for-four split of our common stock. This will be the fifth time we have split our common stock in the past seven years. The stock split will be effected in the form of a 25% stock distribution to shareholders of record on November 14, 2003. Following the stock split, our annualized dividend rate will be $0.48 per share on the increased number of shares.

Name Change

We intend to change our name to Aqua America, Inc. to reflect our position as the largest U.S.-based investor-owned water utility. The name change is expected to become effective on October 10, 2003. We will continue to be listed on the New York Stock Exchange and Philadelphia Stock Exchange, but effective October 13, 2003, our ticker symbol will change to "WTR."

Our principal executive office is located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010-3489, and our telephone number is 610-527-8000.

The offering

Common stock offered	4,000,000 shares.
Common stock to be outstanding after this offering	73,810,453 shares.(1)
Indicated annual dividend rate	$0.56 per share.(2)
Cash dividends paid since	1944.
Listing	New York Stock Exchange and Philadelphia Stock Exchange (Symbol: PSC).(3)
Use of proceeds
We intend to use the net proceeds from this offering of approximately $90.1 million to repay the $90 million of short-term indebtedness incurred in connection with our acquisition of operations from AquaSource, Inc. and for working capital and other general corporate purposes.
Risk factors
See "Risk Factors" beginning on page 6 of the accompanying prospectus for a discussion of factors you should consider carefully before deciding whether to invest in the shares of common stock being offered by this prospectus supplement.

(1)
The outstanding share information is based upon the number of outstanding shares as of August 11, 2003. The share information provided has not been adjusted to give effect to the five-for-four stock split declared on August 5, 2003.

(2)
On August 5, 2003, our Board of Directors authorized a 7.1% increase in our quarterly cash dividend from $0.14 per share, or $0.56 per share on an annualized basis, to $0.15 per share, or $0.60 per share on an annualized basis. The Board also approved a five-for-four stock split to be effected in the form of a 25% stock distribution. The dividend increase and the five-for-four stock split will be paid on December 1, 2003 to shareholders of record on November 14, 2003. Following the stock split, our annualized dividend rate will be $0.48 per share on the increased number of shares.

(3)
We intend to change our name to Aqua America, Inc. to reflect our position as the largest U.S.-based investor-owned water utility. The name change is expected to become effective on October 10, 2003. Effective October 13, 2003, our ticker symbol will change to "WTR."

Summary consolidated financial data

The following tables set forth certain summary consolidated financial data derived from our unaudited interim consolidated financial statements for the six months ended June 30, 2003 and 2002 and from our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000. The unaudited interim financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. You should read this summary consolidated financial data together with our historical consolidated financial statements and the notes thereto in the documents that we incorporate by reference in this prospectus.

(in thousands, except per share data)

	Six months ended June 30,		Years ended December 31,
Income statement data:
	2003	2002	2002		2001	2000

	(unaudited)
Operating revenues	$163,868	$148,284	$322,028		$307,280	$274,014
Operating income	67,736	60,740	140,504		134,340	116,789(1)
Depreciation and amortization	24,173	21,409	44,322		40,168	34,100
Net income available to common stock	28,559	26,693	67,154(2)		60,005	52,784(3)
Per common share data: (4)
Diluted net income per common share	$0.41	$0.38	$0.97	(2)	$0.87	$0.81	(3)
Cash dividends paid per common share	0.28	0.27	0.54		0.50	0.47
Book value per common share	7.76	7.07	7.25		6.90	6.38
Average common shares outstanding (diluted) (4)	69,123	69,408	69,231		68,755	65,414
	June 30,		December 31,
Balance sheet data:
	2003	2002	2002	2001

	(unaudited)
Total assets	$1,753,645	$1,620,564	$1,717,069	$1,555,108
Property, plant & equipment, net	1,529,091	1,426,914	1,490,841	1,368,115

Capitalization:
Long-term debt, including current portion	$605,921	$587,336	$617,175	$531,455
Preferred stock	172	816	172	1,116
Stockholders' equity	541,762	486,830	493,097	472,717

Total capitalization	$1,147,855	$1,074,982	$1,110,444	$1,005,288

	June 30, 2003
	Actual		Pro Forma (6)		Pro Forma Adjusted (7)
Capitalization:
	Amount	Percent	Amount	Percent	Amount	Percent

			(unaudited)
Long-term debt (5)	$605,921	52.8%	$740,921	57.8%	$740,921	54.0%
Preferred stock	172	0.0	172	0.0	172	0.0
Stockholders' equity	541,762	47.2	541,762	42.2	631,906	46.0

Total capitalization (5)	$1,147,855	100.0%	$1,282,855	100.0%	$1,372,999	100.0%

Short-term debt	$109,309		$169,309		$79,309

(1)
Includes a partial recovery of $1,136 of restructuring costs resulting from an April 2000 rate settlement. These costs were charged off in 1999 in connection with the Consumers Water Company merger.

(2)
Results include a $5,676 pre-tax gain on sale of a portion of our Ashtabula, Ohio water system ($3,690 after-tax or $0.05 per diluted share).

(3)
Results include the net recovery described in footnote (1) above.

(4)
The share and per share data contained in this table have been restated to give effect to the five-for-four common stock split effected in the form of a 25% stock distribution on December 1, 2001 to holders of record on November 16, 2001. However, this data has not been restated to give effect to the five-for-four split of our common stock to be paid in the form of a 25% stock distribution payable on December 1, 2003.

(5)
Includes current portion of long-term debt of $21,803.

(6)
Adjusted to give pro forma effect to our issuance on July 31, 2003 of $135,000 of unsecured notes due 2023 and a $90,000 unsecured note due July 30, 2004 and our use of $30,000 of this indebtedness to repay short-term debt. In addition, we used the remainder of the indebtedness incurred on July 31, 2003 to fund the $195,000 purchase price of the operations we acquired from AquaSource, Inc.

(7)
Further adjusted to reflect our issuance and sale of 4,000,000 shares of our common stock in this offering and the anticipated application of the net proceeds from the sale of those shares as described in "Use of Proceeds."

Use of proceeds

We intend to use the net proceeds from this offering of approximately $90.1 million, or $103.7 million if the underwriters' overallotment option is exercised in full (after our payment of underwriting discounts and commissions and offering expenses), to repay the $90 million of indebtedness outstanding under the note we issued on July 31, 2003 to PNC Bank, National Association. The note is due July 30, 2004 and bears interest, at our option, at either a defined base rate or an adjusted London Interbank Offered Rate corresponding to the interest period selected. As of July 31, 2003, the interest rate on the note was 2.1% per annum. We incurred this indebtedness in connection with the acquisition of the operations we purchased from AquaSource, Inc. The balance of the net proceeds from this offering will be used for working capital and other general corporate purposes. Because more than 10% of the net proceeds from this offering will be paid to PNC Bank, National Association, an affiliate of NASD member J.J.B. Hilliard, W.L. Lyons, Inc., this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

Price range of common stock and dividends

The following table shows the high and low intraday sales prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and the cash dividends per share paid for the periods indicated. Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "PSC."

2001	High	Low	Quarterly Cash Dividends Paid

First Quarter	$19.39	$15.65	$0.124
Second Quarter	20.40	16.60	0.124
Third Quarter	23.28	18.66	0.124
Fourth Quarter	24.64	20.80	0.1325
2002	High	Low	Quarterly Cash Dividends Paid

First Quarter	$24.61	$21.10	$0.1325
Second Quarter	25.00	18.49	0.1325
Third Quarter	20.30	16.02	0.1325
Fourth Quarter	21.87	19.30	0.14
2003	High	Low	Quarterly Cash Dividends Paid

First Quarter	$22.29	$19.71	$0.14
Second Quarter	24.81	21.52	0.14
Third Quarter (through August 18, 2003)	25.09	22.90		(1)

(1)
The third quarter dividend payment of $0.14 per share was declared on August 5, 2003 and will be paid on September 1, 2003 to holders of record on August 15, 2003.

On August 18, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $23.80 per share. As of August 5, 2003, there were approximately 21,935 holders of record of our common stock.

On August 5, 2003, our Board of Directors approved a 7.1% increase in our quarterly cash dividend from $0.14 per share to $0.15 per share, with this increase to be effective for our cash dividend payable on December 1, 2003 to shareholders of record on November 14, 2003. This represents an increase in the dividend rate on an annualized basis from $0.56 per share to $0.60 per share effective with the December 1, 2003 dividend payment. The increase in the December 1, 2003 dividend is the thirteenth increase to our dividend payment that the Board has approved in the past 12 years. Our Board also approved a five-for-four split of our common stock that will be effected in the form of a 25% stock distribution payable on December 1, 2003 to shareholders of record on November 14, 2003. This stock split is our fifth stock split in seven years. Following the stock split, our annualized dividend rate will be $0.48 per share on the increased number of shares.

We or our predecessor companies have paid dividends each year since 1944. We presently intend to pay quarterly cash dividends in the future on March 1, June 1, September 1 and December 1, subject to our earnings and financial condition, regulatory requirements and such other factors as our Board of Directors may deem relevant.

We offer holders of record of less than 100,000 shares of our common stock the opportunity to reinvest part or all of the dividend payments on their shares of common stock through purchases of original issue common stock without payment of any brokerage commission or service charge through our dividend reinvestment and direct stock purchase plan. The purchase price for original issue shares of common stock purchased through the reinvestment of dividends is 95% of the average of the high and low prices of common stock as reported on the New York Stock Exchange composite transactions reporting system for each of the five trading days immediately preceding the dividend payment date. This plan also permits shareholders and investors to invest up to $250,000 annually in our common stock in the open market through our transfer agent. At June 30, 2003, holders of 17.8% of our outstanding shares of common stock participated in the dividend reinvestment portion of this plan.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC and A.G. Edwards & Sons, Inc. are the representatives of the underwriters. UBS Securities LLC is the sole bookrunner of this offering.

Underwriters	Number of shares

UBS Securities LLC	1,600,000
A.G. Edwards & Sons, Inc.	1,400,000
Thomas Weisel Partners LLC	500,000
Janney Montgomery Scott LLC	300,000
J.J.B. Hilliard, W.L. Lyons, Inc.	200,000

Total	4,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 600,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales.

The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as otherwise set forth herein.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 3.5% of the public offering price.

The following table shows the per share and total underwriting discounts and commissions payable by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase from us up to an additional 600,000 shares.

	No exercise	Full exercise

Per share	$0.819	$0.819
Total	$3,276,000	$3,767,400

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $180,000. We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at a price that represents a concession not in excess of $0.480 per share under the public offering price. Any of these dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.100 per share from the public offering price. After the public offering, the underwriters may change the offering price and other selling terms.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors has agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of the UBS Securities LLC. This consent may be given at any time without public notice. This agreement does not apply to sales by our executive officers and directors of up to 25,000 shares of our common stock in the aggregate that occur more than 30 days after the date hereof or sales to us in connection with the exercise of options.

We have agreed that we will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC for a period of 90 days after the date of this prospectus supplement. This agreement does not apply to grants of stock options or restricted stock pursuant to the terms of an equity compensation or similar plan in effect on the date of the underwriting agreement, up to 50,000 shares of common stock issued under our acquisition shelf registration statement in connection with acquisitions, up to 1,500,000 shares of common stock issued more than 60 days after the date hereof in connection with acquisitions or to raise funds therefor or the issuance of shares of common stock pursuant to the terms of our dividend reinvestment and direct stock purchase plan.

The representatives have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because they have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

PNC Bank, National Association, an affiliate of J.J.B. Hilliard, W.L. Lyons, Inc., is the lender under our $90 million unsecured note due July 30, 2004. We will repay this note using the net proceeds from this offering. More than 10% of such net proceeds will be paid to an affiliate of NASD member J.J.B. Hilliard, W.L. Lyons, Inc. and, as a result, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

In connection with this offering, certain of the underwriters or security dealers may distribute the prospectus electronically.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

$250,000,000
Philadelphia Suburban Corporation

Common Stock
Preferred Stock
Common Stock Purchase Contracts
Common Stock Purchase Units
Depositary Shares
Debt Securities

        This prospectus relates to common stock, preferred stock, common stock purchase contracts, common stock purchase units, depositary shares and debt securities that Philadelphia Suburban Corporation may sell from time to time in one or more offerings. The aggregate public offering price of the securities we may sell in these offerings will not exceed $250,000,000. This prospectus will allow us to issue securities over time. We will provide a prospectus supplement each time we issue securities, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document. You should read this prospectus and each applicable prospectus supplement carefully before you invest.

        Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "PSC." The last reported sale price of our common stock on the New York Stock Exchange on April 25, 2003 was $22.46 per share. We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

        Investing in our securities involves risk. See "Risk Factors" beginning on page 6 of this prospectus. You should read carefully this document and any applicable prospectus supplement before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2003.

About This Prospectus	1
Forward Looking Statements	3
Philadelphia Suburban Corporation	5
Risk Factors	6
Use of Proceeds	8
Certain Ratios	8
Description of Capital Stock	9
Description of Depositary Shares	12
Description of Debt Securities	13
Description of Common Stock Purchase Contracts and Common Stock Purchase Units	21
Plan of Distribution	21
Where You Can Find More Information	24
Legal Matters	24
Experts	24

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell common stock, preferred stock, common stock purchase contracts, common stock purchase units, depositary shares and debt securities in one or more offerings. The aggregate public offering price of the securities we sell in these offerings will not exceed $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information" before you decide whether to invest in the securities.

        The registration statement (including the exhibits) of which this prospectus is a part contains additional information about us and the securities we may offer by this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that will control the terms of the securities we may offer by this prospectus as exhibits to the registration statement or to reports we file with the SEC. The registration statement and the reports can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

        You should rely only upon the information contained in, or incorporated into, this prospectus and the applicable prospectus supplement that contains specific information about the securities we are offering. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

        Except as otherwise provided in this prospectus, unless the context otherwise requires, references in this prospectus to "we," "us" and "our" refer to Philadelphia Suburban Corporation and its direct and indirect subsidiaries. In addition, references to Pennsylvania Suburban Water refer to our wholly-owned subsidiary, Pennsylvania Suburban Water Company, and its subsidiaries, and references to Consumers Water refer to our wholly-owned subsidiary, Consumers Water Company, and its subsidiaries. To understand our offering of these securities fully, you should read this entire document carefully, including particularly the "Risk Factors" section and the documents identified in the section titled "Where You Can Find More Information", as well as the applicable prospectus supplement that contains specific information about the securities we are offering.

FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus, or incorporated by reference in this prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 made based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "anticipates," "plans" or similar expressions. Forward- looking statements in this prospectus and any related prospectus supplement, or incorporated by reference in this prospectus and any related prospectus supplement, include, but are not limited to, statements regarding:

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  projected capital expenditures and related funding requirements;

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  developments and trends in the water and wastewater utility industries;

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  dividend payment projections;

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  opportunities for future acquisitions and success of pending acquisitions;

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  the capacity of our water supplies and facilities;

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  the development of new services and technologies by us or our competitors;

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  the availability of qualified personnel;

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  general economic conditions;

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  acquisition-related costs and synergies; and

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  the forward-looking statements contained under the heading "Forward-Looking Statements" in the section entitled "Management's Discussion and Analysis" from the portion of our 2002 Annual Report to Shareholders incorporated by reference herein and made a part hereof.

        Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

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  changes in general economic, business and financial market conditions;

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  changes in government regulations and policies, including environmental and public utility regulations and policies;

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  changes in environmental conditions, including those that result in water use restrictions;

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  abnormal weather conditions;

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  changes in capital requirements;

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  changes in our credit rating;

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  our ability to integrate businesses, technologies or services which we may acquire;

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  our ability to manage the expansion of our business;

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  the extent to which we are able to develop and market new and improved services;

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  the effect of the loss of major customers;

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  our ability to retain the services of key personnel and to hire qualified personnel as we expand;

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  unanticipated capital requirements;

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  increasing difficulties in obtaining insurance and increased cost of insurance;

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  cost overruns relating to improvements or the expansion of our operations; and

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  civil disturbance or terroristic threats or acts.

        Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, the documents that we incorporate by reference in this prospectus and any applicable prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

PHILADELPHIA SUBURBAN CORPORATION

        Philadelphia Suburban Corporation is the holding company for regulated utilities providing water or wastewater services to approximately two million people in Pennsylvania, Ohio, Illinois, New Jersey, Maine and North Carolina. Our customer base is diversified among residential, commercial and industrial water customers and wastewater customers. Residential customers make up the largest component of our customer base, representing approximately two-thirds of our total water revenues.

        Our two primary subsidiaries are Pennsylvania Suburban Water Company, a regulated public utility that provides water or wastewater services to approximately 1.3 million residents in the suburban areas north and west of the City of Philadelphia and in 18 other counties in Pennsylvania, and Consumers Water Company, a holding company for several regulated public utility companies that provide water or wastewater service to approximately 700,000 residents in various communities in Ohio, Illinois, New Jersey and Maine. Other of our smaller subsidiaries provide water or wastewater services in parts of Pennsylvania, North Carolina and Ohio. Some of our subsidiaries provide wastewater services to a population of approximately 40,000 people in Pennsylvania, Illinois, New Jersey and North Carolina. In addition, we provide water and wastewater service to approximately 45,000 people through operating and maintenance contracts with municipal authorities and other parties close to our operating companies' service territories. We are the largest U.S.-based investor-owned water utility based on number of customers.

        We believe that acquisitions will continue to be an important source of growth for us. In 1999, we acquired Consumers Water Company which added approximately 245,000 customers to our customer base in five states. Exclusive of the Consumers Water Company acquisition, we have completed 92 acquisitions or other growth ventures during the five years ended December 31, 2002 adding approximately 75,400 customers to our customer base. We entered into a purchase agreement with DQE, Inc. and AquaSource, Inc. dated July 29, 2002, as amended by Amendment No. 1 dated March 4, 2003, pursuant to which we agreed to acquire four operating water and wastewater subsidiaries of AquaSource, Inc. and assume selected, integrated operating and maintenance contracts and related assets. The purchase agreement provides for a target cash purchase price of approximately $205 million subject to various adjustments. If the transaction is completed, we will purchase operating utilities, including assets and franchises that serve approximately 130,000 water and wastewater customer accounts in 11 states, and selected water and wastewater operating contracts that serve approximately 40,000 customers in seven of these states. We are actively exploring other opportunities to expand our utility operations through acquisitions and otherwise.

        With more than 50,000 community water systems and approximately 16,000 wastewater systems in the United States, the water industry is the most fragmented of the major utility industries (i.e., the telephone, natural gas, electric and water industries). We believe that there are many potential water and wastewater system acquisition candidates. We believe the factors driving consolidation of these systems are:

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  the benefits of economies of scale;

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  increasingly stringent environmental regulations;

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  the need for capital investment; and

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  the need for technological and managerial expertise.

        Our principal executive office is located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010-3489, and our telephone number is 610-527-8000. Our website may be accessed at www.suburbanwater.com. Neither the contents of our website, nor any other website that may be accessed from our website, is incorporated in or otherwise considered a part of this prospectus.

RISK FACTORS

        You should carefully consider the following risk factors and the section entitled "Forward-Looking Statements" before you decide to buy our securities.

Our business requires significant capital expenditures and the rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments, our profitability may suffer.

        The water utility business is capital intensive. On an annual basis, we spend significant sums for additions to or replacement of property, plant and equipment. Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers. These rates are subject to approval by the public utility commissions of the states in which we operate. We file rate increase requests, from time to time, to recover our investments in utility plant and expenses. Once a rate increase petition is filed with a public utility commission, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore partially dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase to the extent approved. We can provide no assurances that any future rate increase request will be approved by the appropriate state public utility commission; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we initially sought the rate increase.

Our operating costs could be significantly increased in order to comply with new or stricter regulatory standards imposed by federal and state environmental agencies.

        Our water and wastewater services are governed by various federal and state environmental protection and health and safety laws and regulations, including the federal Safe Drinking Water Act, the Clean Water Act and similar state laws, and state and federal regulations issued under these laws by the United States Environmental Protection Agency and state environmental regulatory agencies. These laws and regulations establish, among other things, criteria and standards for drinking water and for discharges into the waters of the United States and states. Pursuant to these laws, we are required to obtain various environmental permits from environmental regulatory agencies for our operations. We cannot assure you that we have been or will be at all times in total compliance with these laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Environmental laws and regulations are complex and change frequently. These laws, and the enforcement thereof, have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with them and our permits, it is possible that new or stricter standards could be imposed that will raise our operating costs. Although these costs may be recovered in the form of higher rates, there can be no assurance that the various state public utility commissions that govern our business would approve rate increases to enable us to recover such costs. In summary, we cannot assure you that our costs of complying with, or discharging liability under, current and future environmental and health and safety laws will not adversely affect our business, results of operations or financial condition.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

        Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease and adversely affect our revenues.

Drought conditions may impact our ability to serve our current and future customers, and may impact our customers' use of our water, which may adversely affect our financial condition and results of operations.

        We depend on an adequate water supply to meet the present and future demands of our customers. Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply could have a material adverse effect on our financial condition and results of operations. Moreover, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, even if our water reserves are sufficient to serve our customers during these drought conditions, which may adversely affect our revenues and earnings.

An important element of our growth strategy is the acquisition of water and wastewater systems. Any pending or future acquisitions we decide to undertake may involve risks.

        An important element of our growth strategy is the acquisition and integration of water and wastewater systems in order to broaden our current, and move into new, service areas. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities or reach mutually agreeable terms with acquisition candidates. It is our intent, when practical, to integrate any businesses we acquire with our existing operations. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management's time and resources. Future acquisitions by us could result in:

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  dilutive issuances of our equity securities;

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  incurrence of debt and contingent liabilities;

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  fluctuations in quarterly results; and

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  other acquisition-related expenses.

        Some or all of these items could have a material adverse effect on our business and our ability to finance our business. The businesses and other assets we acquire in the future may not achieve sales and profitability that justify our investment and any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. In addition, as consolidation becomes more prevalent in the water and wastewater industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions.

Contamination to our water supply may result in disruption in our services and litigation which could adversely affect our business, operating results and financial condition.

        Our water supplies are subject to contamination, including contamination from the development of naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from man-made sources and possible terrorist attacks. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost- effective manner, there may be an adverse effect on our revenues, operating results and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and could adversely affect our business, operating results and financial condition and may be recoverable in rates. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs have the right to bring personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Our insurance policies may not be sufficient to cover the costs of these claims.

        In addition to the potential pollution of our water supply as described above, in the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation's health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. We are currently not aware of any specific threats to our facilities, operations or supplies; however, it is possible that we would not be in a position to control the outcome of terrorist events should they occur.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

        Our success depends significantly on the continued individual and collective contributions of our senior management team. The loss of the services of any member of our senior management or the inability to hire and retain experienced management personnel could harm our operating results.

USE OF PROCEEDS

        Unless we otherwise specify in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities we may offer by this prospectus to fund future acquisitions of municipally owned and investor- owned water and wastewater systems, including the pending acquisition of the regulated water and wastewater operations and related contract operations of AquaSource, Inc., to integrate any businesses that we acquire into our existing business, to purchase and maintain plant equipment, to repay indebtedness due on October 24, 2003 which as of March 27, 2003 was outstanding in principal amount of $22 million and on which interest was accruing at 2.33% per annum, which we incurred in connection with the purchase of 1.2 million shares of our common stock from Vivendi Environnement, S.A. and its affiliates in October, 2002, as well as for working capital and other general corporate purposes. Our management will have broad discretion in the allocation of net proceeds from the sale of any securities sold by us.

CERTAIN RATIOS

        Our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated below were as follows:

	Year Ended December 31,
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	3.56	3.37	3.03	2.74	3.22
Ratio of earnings to combined fixed charges and preferred stock dividends	3.56	3.37	3.03	2.73	3.20

        The ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and by combined fixed charges and preferred stock dividends, respectively. For the purpose of these computations, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations. Fixed charges consist of interest cost, whether expensed or capitalized, amortization of deferred financing costs and the estimated interest portion of rental expense charged to income.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock sets forth material terms and provisions of our common stock and preferred stock. You should read our current amended and restated articles of incorporation for more detailed terms of our capital stock.

        As of March 21, 2003, our authorized capital stock was 101,770,819 shares, consisting of:

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  100,000,000 shares of common stock, par value $0.50 per share, of which 68,060,196 shares were outstanding; and

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  1,770,819 shares of preferred stock, par value $1.00 per share, of which 1,720 shares of our Series B Preferred Stock were issued and outstanding and 100,000 shares of our Series A Junior Participating Preferred Stock were reserved for future issuance in connection with our shareholder rights plan.

Common Stock

  Voting Rights

        Holders of our common stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

  Dividend Rights and Limitations

        Holders of our common stock may receive dividends when declared by our board of directors. Because we are a holding company, the funds we use to pay any dividends on our common stock are derived predominantly from the dividends that we receive from our subsidiaries, Pennsylvania Suburban Water and Consumers Water, and the dividends they receive from their subsidiaries. Therefore, our ability to pay dividends to holders of our common stock depends upon our subsidiaries' earnings, financial condition and ability to pay dividends. Most of our subsidiaries are subject to regulation by state utility commissions and the amounts of their earnings and dividends are affected by the manner in which they are regulated. In addition, they are subject to restrictions on the payment of dividends contained in their various debt agreements. Under our most restrictive debt agreements, the amount available for payment of dividends to us as of December 31, 2002 was approximately $225 million of Pennsylvania Suburban Water's retained earnings and $45 million of Consumers Water's retained earnings. Payment of dividends on our common stock is also subject to the preferential rights of the holders of preferred stock to receive full cumulative dividends, both past and current.

  Liquidation Rights

        In the event that we liquidate, dissolve or wind-up, the holders of our common stock are entitled to share ratably in all of the assets that remain after we pay our liabilities. This right is subject, however, to the prior distribution rights of any outstanding preferred stock.

  Preferred Stock

        Under our certificate of incorporation, we are authorized to issue up to 1,770,819 shares of preferred stock of which 32,200 shares have been designated Series B Preferred Stock, $1.00 par value, and 100,000 shares have been designated and reserved for issuance as Series A Junior Participating Preferred Stock, $1.00 par value per share, in connection with our shareholder rights plan. As of December 31, 2002, 1,720 shares of the Series B Preferred Stock were outstanding.

        Our board of directors has the authority, from time to time and without further action by our shareholders, to divide our unissued capital stock into one or more classes and one or more series within any class and to make determinations of the designation and number of shares of any class or series and determinations of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series. The rights, preferences, limitations and special rights of different classes of capital stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The rights, preferences, privileges and restrictions of each series may be fixed by the designations of that series set forth in either a restated version of the certificate of incorporation or a certificate of designations relating to that series.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of us without further action by our shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

        Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

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  the number of shares in the series of preferred stock;

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  the designation for the series of preferred stock by number, letter or title that will distinguish the series from any other series of preferred stock;

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  the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

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  the voting rights of that series of preferred stock, if any;

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  any conversion provisions applicable to that series of preferred stock;

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  any redemption or sinking fund provisions applicable to that series of preferred stock;

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  the liquidation preference per share of that series of preferred stock; and

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  the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Shareholder Rights Plan

        Pursuant to our shareholders rights plan, current or future holders of our common stock have the right to purchase a fraction of a share of our Series A Junior Participating Preferred Stock for each of outstanding share of common stock held by them. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90 per one-thousandth of a share, subject to adjustment. The rights are exercisable in certain circumstances, such as when a person or group acquires 20% or more of our common stock or if the holder of 20% or more of our common stock engages in certain transactions with us. In the latter case, the right to purchase Series A Junior Participating Preferred Stock would be exercisable by each holder, but not the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. Additionally, pursuant to our shareholders rights plan, if, after the date that a person has become the holder of 20% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each holder of a right, other than the acquirer, will have the right to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on March 1, 2008.

Anti-Takeover Provisions

  Pennsylvania State Law Provisions

        We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation's voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

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  provide the other shareholders of the corporation with certain rights against the acquiring group or person;

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  prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

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  restrict the voting and other rights of the acquiring group or person.

        In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

  Articles of Incorporation and Bylaw Provisions

        Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our articles of incorporation require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of our capital stock entitled to vote on the matter unless at least 50% of the members of the board of directors has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions that are subject to this provision are those transactions that require approval by shareholders under applicable law or the articles of incorporation. These transactions include certain amendments of our articles of incorporation or bylaws, certain sales or other dispositions of our assets, certain issuances of our capital stock, or certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up. Our articles of incorporation and bylaws provide that:

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  a special meeting of shareholders may only be called by the chairman, the president, the board of directors or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting;

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  nominations for election of directors may be made by any shareholder entitled to vote for election of directors if the name of the nominee and certain information relating to the nominee is filed with our corporate secretary not less than 14 days nor more than 50 days before any meeting of shareholders to elect directors; and

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  certain advance notice procedures must be met for shareholder proposals to be made at annual meetings of shareholders. These advance notice procedures generally require a notice to be delivered not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of shareholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

DESCRIPTION OF DEPOSITARY SHARES

        We may, at our option, offer fractional shares of our preferred stock, rather than whole shares of our preferred stock. In the event we do so, we will issue receipts for depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to offering of the depositary shares) of a share of the related series of preferred stock.

        The shares of our preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock, represented by the depositary share to all of the rights and preferences of the preferred stock represented by the depositary shares (including dividend, voting, redemption, conversion and liquidation rights).

        The above description of depositary shares is only a summary, is not complete and is subject to, and is qualified in its entirety by the description in the applicable prospectus supplement and the provisions of the deposit agreement, which will contain the form of depositary receipt. A copy of the deposit agreement will be filed with the SEC as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part.

DESCRIPTION OF DEBT SECURITIES

        Please note that in this section entitled Description of Debt Securities, references to "we," "us," "ours" or "our" refer only to Philadelphia Suburban Corporation and not to its consolidated subsidiaries. Also, in this section, references to holders mean those who own debt securities registered in their own names, on the books that we maintain or the trustee maintains for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled "—Book-Entry Procedures and Settlement."

General

        The debt securities offered by this prospectus will be our unsecured obligations, except as otherwise set forth in an accompanying prospectus supplement, and will be either senior or subordinated debt. We will issue senior debt under a senior debt indenture, and we will issue subordinated debt under a subordinated debt indenture. We sometimes refer to the senior debt indenture and the subordinated debt indenture individually as an indenture and collectively as the indentures. We have filed forms of the indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of the indentures by following the directions outlined in "Where You Can Find More Information," or by contacting the applicable indenture trustee.

        A form of each debt security, reflecting the particular terms and provisions of a series of offered debt securities, will be filed with the SEC at the time of the offering and incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

        The following briefly summarizes certain material provisions that may be included in the indentures. Other terms, including pricing and related terms, will be disclosed for a particular issuance in an accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in an accompanying prospectus supplement. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

        The trustee under each indenture will be determined at the time of issuance of debt securities, and the name of the trustee will be provided in an accompanying prospectus supplement.

        The indentures provide that our senior or subordinated debt securities may be issued in one or more series, with different terms, in each case as we authorize from time to time. We also have the right to "reopen" a previous issue of a series of debt securities by issuing additional debt securities of such series without the consent of the holders of debt securities of the series being reopened or any other series. Any additional debt securities of the series being reopened will have the same ranking, interest rate, maturity and other terms as the previously issued debt securities of that series. These additional debt securities, together with the previously issued debt securities of that series, will constitute a single series of debt securities under the terms of the applicable indenture.

Types of Debt Securities

        We may issue fixed or floating rate debt securities.

        Fixed rate debt securities will bear interest at a fixed rate described in the prospectus supplement. This type includes zero coupon debt securities, which bear no interest and are often issued at a price lower than the principal amount. United States federal income tax consequences and other special considerations applicable to any debt securities issued at a discount will be described in the applicable prospectus supplement.

        Upon the request of the holder of any floating rate debt security, the calculation agent will provide the interest rate then in effect for that debt security, and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent's determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

        All percentages resulting from any interest rate calculation relating to a debt security will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point. All amounts used in or resulting from any calculation relating to a debt security will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

        In determining the base rate that applies to a floating rate debt security during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the prospectus supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant floating rate debt securities and its affiliates.

Information in the Prospectus Supplement

        The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

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  the title;

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  whether the debt is senior or subordinated;

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  whether the debt securities are secured or unsecured and, if secured, the collateral securing the debt;

  •
  the total principal amount offered;

  •
  the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

  •
  the maturity date or dates;

  •
  whether the debt securities are fixed rate debt securities or floating rate debt securities;

  •
  if the debt securities are fixed rate debt securities, the yearly rate at which the debt security will bear interest, if any, and the interest payment dates;

  •
  if the debt security is an original issue discount debt security, the yield to maturity;

  •
  if the debt securities are floating rate debt securities, the interest rate basis; any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; and the day count used to calculate interest payments for any period;

  •
  the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

  •
  if other than in U.S. dollars, the currency or currency unit in which payment will be made;

  •
  the denominations in which the currency or currency unit of the securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

  •
  the terms and conditions on which the debt securities may be redeemed at our option;

  •
  any obligation we may have to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

  •
  the names and duties of the trustee and any co-trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

  •
  any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

  •
  a discussion of United States federal income tax, accounting and special considerations, procedures and limitations with respect to the debt securities;

  •
  whether and under what circumstances we will pay additional amounts to holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts; and

  •
  any other specific terms of the debt securities that are consistent with the provisions of the indenture.

        The terms on which a series of debt securities may be convertible into or exchangeable for other of our securities or any other entity will be set forth in the prospectus supplement relating to such series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. The terms may include provisions pursuant to which the number of other securities to be received by the holders of such series of debt securities may be adjusted.

        We will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under "—Book-Entry Procedures and Settlement." Unless otherwise provided in the accompanying prospectus supplement, we will issue debt securities denominated in U.S. dollars and only in denominations of $1,000 and integral multiples thereof.

        The prospectus supplement relating to offered debt securities denominated in a foreign or composite currency will specify the denomination of the offered debt securities.

        The debt securities may be presented for exchange, and debt securities other than a global security may be presented for registration of transfer, at the principal corporate trust office of the trustee named in the applicable prospectus supplement. Holders will not have to pay any service charge for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer (Section 3.05).

Payment and Paying Agents

        Distributions on the debt securities other than those represented by global notes will be made in the designated currency against surrender of the debt securities at the principal corporate trust office of the trustee named in the applicable prospectus supplement. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office of the trustee named in the applicable prospectus supplement, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the applicable prospectus supplement.

Calculation Agents

        Calculations relating to floating rate debt securities and indexed debt securities will be made by the calculation agent, an institution that we appoint as our agent for this purpose. We may appoint one of our affiliates as calculation agent. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change. The initial calculation agent will be identified in the applicable prospectus supplement.

Senior Debt

        We may issue senior debt securities under the senior debt indenture. Senior debt will rank on a basis equal in priority with all our other debt except our subordinated debt.

Subordinated Debt

        We may issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt.

        If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

        If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

        Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

        Except as may be otherwise set forth in an accompanying prospectus supplement, senior debt means:

  •
  the principal, premium, if any, and interest in respect of indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued, including, as to us, the senior debt securities;

  •
  all capitalized lease obligations;

  •
  all obligations representing the deferred purchase price of property; and

  •
  all deferrals, renewals, extensions and refundings of obligations of the type referred to above.

        However, senior debt does not include:

  •
  the subordinated debt securities;

  •
  any indebtedness that by its terms is subordinated to, or ranks in priority on an equal basis with, subordinated debt securities; and

  •
  items of indebtedness (other than capitalized lease obligations) that would not appear as liabilities on a balance sheet prepared in accordance with accounting principles generally accepted in the United States of America.

Covenants

        The accompanying prospectus supplement will contain any covenants applicable to the debt securities.

Modification of the Indentures

        The indentures will provide that we and the relevant trustee may enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities (Section 9.01).

        We and the trustee may, with the consent of the holders of at least a majority in aggregate outstanding principal amount of the debt securities of a series, modify the applicable indenture or the rights of the holders of the securities of such series.

        No such modification may, without the consent of each holder of an affected security:

  •
  extend the fixed maturity of any such security;

  •
  reduce the rate or change the time of payment of interest on such security;

  •
  reduce the principal amount of such securities or the premium, if any, on such security;

  •
  change any obligation of ours to pay additional amounts with respect to such security;

  •
  reduce the amount of the principal payable on acceleration of such security if issued originally at a discount;

  •
  adversely affect the right of repayment or repurchase of such security at the option of the holder;

  •
  reduce or postpone any sinking fund or similar provision with respect to such security;

  •
  change the currency or currency unit in which such security is payable or the right of selection thereof;

  •
  impair the right to sue for the enforcement of any payment with respect to such security on or after the maturity of such security;

  •
  reduce the percentage of the aggregate outstanding principal amount of debt securities of the series referred to above whose holders need to consent to the modification or a waiver without the consent of such holders; or

  •
  change any obligation of ours with respect to such security to maintain an office or agency (Section 9.02).

Defaults

        Except as may be otherwise set forth in an accompanying prospectus supplement, each indenture will provide that events of default regarding any series of debt securities will be:

  •
  our failure to pay for 30 days required interest on any debt security of such series;

  •
  our failure to pay principal or premium, if any, on any debt security of such series when due;

  •
  our failure to make any required scheduled installment payment for 30 days on debt securities of such series;

  •
  our failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series; and

  •
  certain events of bankruptcy or insolvency, whether voluntary or not (Section 5.01).

        Except as may be otherwise set forth in an accompanying prospectus supplement, if an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable (Section 5.02). We may be required to file annually with the trustee a statement of an officer as to the fulfillment by us of our obligations under the indenture during the preceding year.

        No event of default regarding one series of debt securities issued under an indenture is necessarily an event of default regarding any other series of debt securities.

        Holders of a majority in aggregate principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive past defaults regarding such series (Sections 5.12 and 5.13). The holders of debt securities generally will not be able to require the trustee to take any action, unless one or more of such holders provides to the trustee reasonable security or indemnity (Section 6.02).

        If an event of default occurs and is continuing regarding a series of debt securities, the trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series (Section 5.06).

        Before any holder of any series of debt securities may institute action for any remedy, except payment on such holder's debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action (Sections 5.07 and 5.08).

Defeasance

        Except as may otherwise be set forth in an accompanying prospectus supplement, after we have deposited with the trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, and satisfied certain other conditions, including receipt of an opinion of counsel that holders will not recognize taxable gain or loss for United States federal income tax purposes, then:

  •
  we will be deemed to have paid and satisfied our obligations on all outstanding debt securities of such series, which is known as defeasance and discharge (Section 14.02); or

  •
  we will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on such debt securities, relating to the debt securities of such series, which is known as covenant defeasance (Section 14.03).

        When there is a defeasance and discharge, the applicable indenture will no longer govern the debt securities of such series, we will no longer be liable for payments required by the terms of the debt securities of such series and the holders of such debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated to make payments when due if the deposited funds are not sufficient.

Governing Law

        Unless otherwise stated in the prospectus supplement, the debt securities and the indentures will be governed by Pennsylvania law.

Concerning the Trustee under the Indentures

        We may have banking and other business relationships with the trustee named in the prospectus supplement, or any subsequent trustee, in the ordinary course of business.

Form, Exchange and Transfer

        We will issue debt securities only in registered form; no debt securities will be issued in bearer form. We will issue each debt security in book-entry form only, unless otherwise specified in the applicable prospectus supplement. We will issue any common stock issuable upon conversion of any debt security being offered in both certificated and book-entry form, unless otherwise specified in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global security will do so through participants in the depositary's system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. Only the depositary will be entitled to transfer or exchange a debt security in global form, since it will be the sole holder of the debt security. These book-entry securities are described below under "—Book-Entry Procedures and Settlement."

        If any debt securities are issued in non-global form or cease to be book-entry securities (in the circumstances described in the next section), the following will apply to them:

  •
  The debt securities will be issued in fully registered form in denominations stated in the prospectus supplement. You may exchange debt securities for debt securities of the same series in smaller denominations or combined into fewer debt securities of the same series of larger denominations, as long as the total amount is not changed.

  •
  You may exchange, transfer, present for payment or exercise debt securities at the office of the relevant trustee or agent indicated in the prospectus supplement. You may also replace lost, stolen, destroyed or mutilated debt securities at that office. We may appoint another entity to perform these functions or may perform them.

  •
  You will not be required to pay a service charge to transfer or exchange the debt securities, but you may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with your proof of legal ownership. The transfer agent may also require an indemnity before replacing any debt securities.

  •
  If we have the right to redeem, accelerate or settle any debt securities before their maturity or expiration, and we exercise that right as to less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any debt security being partially settled.

  •
  If fewer than all of the debt securities represented by a certificate that are payable or exercisable in part are presented for payment or exercise, a new certificate will be issued for the remaining amount of securities.

Book-Entry Procedures and Settlement

        Most offered debt securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company, or DTC, a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these debt securities.

        Purchasers of debt securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that debt security indirectly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner's own securities intermediary at the bottom.

        The debt securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of debt securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

        A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

  •
  DTC is unwilling or unable to continue as depositary for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

  •
  We in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

        Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

        In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC's procedures.

        DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

        We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

DESCRIPTION OF COMMON STOCK PURCHASE CONTRACTS
AND COMMON STOCK PURCHASE UNITS

        We may issue stock purchase contracts, representing contracts entitling or obligating holders to purchase from us, and us to sell to the holders, a specified number of shares or amount of common stock at a future date or dates. The price per share of common stock may be fixed at the time each contract is issued or may be determined by reference to a specific formula set forth in the contract. Each common stock purchase contract may be issued separately or as a part of a unit, which is referred to in this prospectus as a "common stock purchase unit," each consisting of a common stock purchase contract and, as security for the holder's obligation to purchase the common stock under the contract, the following:

  •
  our senior debt securities or subordinated debt securities described under "Description of Debt Securities;"

  •
  debt obligations of third parties, including U.S. Treasury securities;

  •
  any other asset as security described in the applicable prospectus supplement; or

  •
  any combination of the foregoing.

        Each common stock purchase contract may require us to make periodic payments to the holder of the common stock purchase unit or vice versa, and such payments may be unsecured or prefunded on some basis discussed in the applicable prospectus supplement. Each common stock purchase contract may require holders to secure their obligations thereunder in a specified manner and, in certain circumstances, we may deliver a newly issued prepaid common stock purchase contract, which is referred to as a "prepaid security," upon release to a holder of any collateral securing such holder's obligations under the original contract.

        The applicable prospectus supplement will describe the terms of any common stock purchase contract or common stock purchase unit and, if applicable, prepaid security. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the contracts, units, the collateral arrangements and depositary arrangements, if applicable, relating to such contracts or units and, if applicable, the prepaid securities and the documents pursuant to which such prepaid securities will be issued. The applicable prospectus supplement will also describe the material United States federal income tax considerations applicable to the common stock purchase contracts and common stock purchase units.

PLAN OF DISTRIBUTION

        We may sell the securities that we may offer by this prospectus:

  •
  directly to one or more purchasers;

  •
  through agents;

  •
  to and through one or more underwriters;

  •
  to and through one or more dealers; or

  •
  through a combination of any such method of sale.

        The distribution of securities pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions either:

  •
  at a fixed price or prices which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        We will describe in the prospectus supplement, the particular terms of the offering of the securities, including the following: the names of any underwriters, the purchase price and the proceeds we will receive from the sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, any securities exchanges on which the securities of the series may be listed, and any other information we think is important.

        Securities may be sold directly by us or through agents designated by us from time to time. Any agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        One or more firms, referred to as "remarketing firms," may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        If an underwriter is, or underwriters are, utilized in the sale of securities, we will execute an underwriting agreement with such underwriters at the time of such sale to them. The securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price, or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.

        If a dealer is utilized in the sale of securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        Underwriters, dealers and agents may be entitled, under agreements that may be entered into with us, to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act, or to contribution for payments which the agents or underwriters may be required to make relating to those liabilities. Any agents and underwriters may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that the purchase of any securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if any of the securities being offered are also sold to underwriters, we shall have sold to such underwriters the securities not for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility with respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for the securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of offered shares pursuant to such contracts.

        To facilitate an offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the shares. This may include over-allotments or short sales of the shares, which involves the sale by persons participating in the offering of more shares than we have sold to them. In such circumstances, such persons would cover the over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of our securities by bidding for or purchasing any of our securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if shares that they sold are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Any series of securities may be a new issue of securities with no established trading market. Any underwriter may make a market in the securities, but will not be obligated to do so, and may discontinue any market making at any time without notice. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including portions of our 2002 Annual Report to Shareholders and our definitive Proxy Statement for the 2003 Annual Meeting of Shareholders incorporated therein by reference;

  •
  Our Current Report on Form 8-K filed on January 14, 2003; and

  •
  The description of our common stock set forth in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at:

Philadelphia Suburban Corporation
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489
Telephone: 610-527-8000
Attention: Roy H. Stahl, Corporate Secretary

        You should rely only on the information contained in or incorporated by reference in this prospectus and any supplements to this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

LEGAL MATTERS

        The validity of the securities that may be offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Philadelphia Suburban
Corporation

QuickLinks

  About this prospectus supplement
  Prospectus supplement summary
  The offering
  Summary consolidated financial data
  Use of proceeds
  Price range of common stock and dividends
  Underwriting
  Legal matters

ABOUT THIS PROSPECTUS
FORWARD LOOKING STATEMENTS
PHILADELPHIA SUBURBAN CORPORATION
RISK FACTORS
USE OF PROCEEDS
CERTAIN RATIOS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEPOSITARY SHARES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK PURCHASE CONTRACTS AND COMMON STOCK PURCHASE UNITS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS